To: Hemisphere Energy Corporation

We hereby consent to the use of and references to our name and our reports titled “Report of Third Party for the Evaluation of Oil and Gas Reserves attributed to selected Hemisphere Energy Corporation's interests in Western Canada”, dated April 8, 2015 with a completion date of March 11, 2015, and “Report of Third Party for the Evaluation of Oil and Gas Reserves attributed to selected Hemisphere Energy Corporation's interests in Western Canada,” dated October 2, 2014 and with a completion date of May 27, 2014, and the inclusion of information derived from such reports, in the Annual Report on Form 20-F of Hemisphere Energy Corporation.

Dated this 29 day of April 2015.

MCDANIEL & ASSOCIATES CONSULTANTS

/s/ C.B. Kowalski
C.B. Kowalski, P. Eng.
Vice President

2200, 255 – 5th Avenue SW
Calgary, Alberta T2P 3G6
Canada